UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ITEX CORPORATION

(Name of Subject Company (Issuer))

ITEX CORPORATION

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

465647303

(CUSIP Number of Class of Securities)

Steven White

Chairman and Chief Executive Officer

ITEX Corporation

3326 160th Ave SE, Suite 100

Bellevue, Washington 98008-6418

(425) 463-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Stephen Tollefsen

Tollefsen Business Law PC

2825 Colby Ave. Suite 304

Everett, WA 98201

(425) 353-8883

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,200,000	$481.32

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,000,000 shares of common stock at a price of $4.20 per share in cash.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #3 for fiscal year 2012, and equals $114.60 per $1,000,000 of the value of the transaction.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $481.32

Form or Registration No.: SC TO-I

Filing Party: ITEX Corporation

Date Filed: March 16, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

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SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on March 16, 2012, as amended by Amendment No. 1 filed with the SEC on March 30, 2012 (as amended, the “Schedule TO”) by ITEX Corporation, a Nevada corporation (“ITEX,” or the “Company”). The Schedule TO relates to an offer by ITEX to purchase for cash up to 1,000,000 shares of its common stock, par value $0.01 per share, at a price of $4.20 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated March 16, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 16, 2012, ITEX issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, on Friday, April 13, 2012. The press release also announced that the total number of shares expected to be purchased in the Offer includes an additional 72,827 shares purchased pursuant to ITEX’s right to increase the number of shares purchased by no more than 2 percent of its outstanding shares, without amending or extending the Offer. A copy of the press release is filed herewith as Exhibit (a)(5)(ii) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented adding the following exhibit:

(a)(5)(ii) Press release dated April 16, 2012, announcing preliminary results of the offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation
By:	/s/ Steven White
	Name:	Steven White
	Title:	Chief Executive Officer Interim Chief Financial Officer

Dated: April 16, 2012

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EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. ITEX’s commission file number is 000-18275.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 16, 2012.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press release dated March 16, 2012, announcing the commencement of the offer.

(a)(5)(ii)	Press release dated April 16, 2012, announcing preliminary results of the offer.

(b)	None

(d)(1)	Stockholder Rights Plan with OTR, Inc. as Rights Agent, dated March 11, 2011 (incorporated by reference to Exhibit 4.1 included with the Company’s current report on Form 8-K filed with the SEC on March 14, 2011).

(d)(2)	ITEX Corporation Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on February 18, 2011).

(d)(3)	Form of Employee Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on February 18, 2011).

(d)(4)	Form of Executive Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on February 18, 2011).

(d)(5)	Change in Control Agreement with Steven White, dated February 28, 2008 (incorporated by reference to Exhibit 10.15 included with the Company’s quarterly report on Form 10-Q filed with the SEC on March 3, 2008).

(d)(6)	Form of Employee Change in Control Agreement (incorporated by reference to Exhibit 10.15 included with the Company’s quarterly report on Form 10-Q filed with the SEC on March 3, 2008).

(d)(7)	Form of Franchisee Stock Purchase Agreement and appendices (Secured Promissory Note, Stock Pledge Agreement, and Voting Agreement) dated as of March 30, 2011 (incorporated by reference to Exhibit 10.10 included with the Company’s quarterly report on Form 10-Q filed with the SEC on March 8, 2012).

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